Exhibit 99.1

SIGMA LITHIUM TRUCKS GREEN LITHIUM AND TAILINGS TO VITORIA PORT IN PREPARATION OF 15,000 TONNE SHIPMENT OF EACH PRODUCT IN MAY

•	Sigma Lithium’s first trucks loaded with Battery Grade High Purity Sustainable Lithium (“Green Lithium”) and its dry stacked, zero chemicals high purity tailings (“Green Tailings”) successfully arrived at the Company’s two separate warehouse locations at Vitoria Port

•	A total of 10 trucks were loaded on schedule this week, starting on Monday, April 24:
o	4 trucks with approximately 146 tonnes of Green Lithium
o	6 trucks containing Green Tailings to be upcycled into Battery Grade Lithium Concentrate

•	On Wednesday, April 26, the trucks started to arrive at Brazil’s Vitoria Port, recently selected for its enhanced logistics capabilities
o	Vitoria Port is best suited for Sigma Lithium’s increasing export operational scale, resulting from the successful market receptivity for its Green Tailings

•	The Company remains on track to achieve full Phase 1 production capacity of 270,000 tonnes per annum by July 2023

VANCOUVER, CANADA – (April 27, 2023) – SIGMA Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML), dedicated to powering the next generation of electric vehicles with Green Lithium, announced that it has successfully loaded the first trucks for its inaugural shipment of Green Lithium and tailings containing low grade concentrate from its Grota do Cirilo project in Brazil.

The loading consisted of two trucks with approximately 74 tonnes of Green Lithium, and three trucks with tailings, approximately 116 tonnes in total. The loading process was completed quickly, with each truck taking approximately five minutes to load. The logistics chain beginning in the plant in Araçuaí, which is specially designed to handle Sigma Lithium’s concentrate and tailings operations simultaneously, has proven effective and the trucks’ loading and transition were completed quickly and seamlessly from plant to warehouse. The two products are being stored in a segregated manner and each one has a tailored logistical approach, ensuring safe transport and accurate forwarding of the material. The trucks arrived at the warehouses in Brazil’s Vitoria Port on Wednesday for discharge.

Product shipment volume continues to increase daily and is on track to achieve the expected ramp-up volumes.

Ana Cabral-Gardner, Sigma Lithium CEO and Co-Chairperson, congratulates the Sigma Lithium team and reiterates plans to complete the first shipment in May.

“We are thrilled to achieve this milestone, which demonstrates our continued progress and rapid ascent to become one of the world’s largest lithium producers,” said Cabral-Gardner. “We are proud that our project will enable Brazil to be a leader in the energy transition as a key supplier of raw materials that can be mined and processed in a sustainable way for our environment and our communities. We look forward to providing a further update at our next earnings announcement as we continue to meet our production targets and ramp up to full production capacity.”

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Figure 1: Sigma Lithium’s first truck loading for its inaugural shipment of Green Lithium and Tailings

Figure 2: Sigma Lithium’s loaded truck arriving at Vitoria Port

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ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML) is a company dedicated to powering the next generation of electric vehicle batteries with environmentally sustainable and high-purity lithium.

Sigma Lithium has been at the forefront of environmental and social sustainability in the EV battery materials supply chain for six years and it is currently producing Green Lithium from its Grota do Cirilo Project in Brazil. Phase 1 of the project is expected to produce 270,000 tonnes of Green Lithium annually (36,700 LCE annually). If it is determined to proceed after completion of an ongoing feasibility study, Phase 2 & 3 of the project are expected to increase production to 766,000 tonnes annually (or 104,200 LCE annually). The project produces Green Lithium in a state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Jamie Flegg, Chief Development Officer
(Toronto) +1 (647) 706-1087
jamie.flegg@sigmaca.com

Daniel Abdo, Chief Communications Officer

(Sao Paulo) +55 11 2985-0089

daniel.abdo@sigmaca.com

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company including production estimates and projected cash flows; timing for the commissioning of the Greentech Plant and commencement of commercial production, completion of the report relating to the Greentech Plant expansion expectations as to the commencement of cash flow and whether such cash flows can support the Greentech Plant expansion, operational status, the Company meeting its social and climate initiative and objectives, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in Brazil; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects including | 5 that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues in the course of final commissioning or in respect of the Greentech Plant, the expected positive results of the engineering report. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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